Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company	2)	Name of shareholder having a major interest

	Royal & Sun Alliance Insurance Group plc		Barclays plc

3)
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held

Barclays Private Bank and Trust Ltd	5,700	0.0004

Barclays Global Investors Ltd	22,912,972	1.5912

Barclays Global Investors, N.A.	14,236,810	0.9887

Barclays Global Investors Japan Inv	61,487	0.0043

Barclays Global Fund Advisors	347,365	0.0241

Barclays Bank Trust Company Ltd	123,029	0.0085

Barclays Nikko Global Investors Ltd	462,950	0.0322

Barclays Global Investors Japan Trus	1,395,325	0.0969

Barclays Capital Securities Ltd	211,224	0.0147

Barclays Private Bank Ltd	329,319	0.0229

Barclays Life Assurance Co Ltd	2,691,851	0.1869

Barclays Private Bank and Trust Ltd	35,000	0.0024

Barclays Global Investors Australia	403,538	0.0280

Group Holding	43,216,570	3.0012

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding Designation

ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	814,243

ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	383,575

ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	4,973,528

Bank of Ireland	BNX009IE	396,928

BARCLAYS CAPITAL NOMINEES LIMI		211,224

Barclays Global Investors Japa	BTS026IE	20,059

Barclays Trust Co & Others		14,778

BARCLAYS TRUST CO AS EXEC/ADM		6,108

Barclays Trust Co DMC69		10,199

Barclays Trust Co R69		91,944

BLEEQTTTL-17011-CHASE MANHATTA	BLEEQTTT	22,834

BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	91,207

BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	211,594

BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	487,519

BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	361,515

BLEQPTUKQ-16341 CHASE MANHATTA	BLEQPTUK	1,298,839

BLINTNUKQ-Z1AJ-dummy	BLINTNUK	70,381

BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	147,962

BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	16,161,745

BOSTON SAFE DEPOSIT AND TRUST	591668	354,504

CHASE MANHATTAN BANK	500227	5,937,962

CHASE MANHATTAN BANK	502872	2,232,610

CHASE MANHATTAN BANK	508068	661,729

CHASE MANHATTAN BANK	527191	1,490,276

CHASE MANHATTAN BANK	536747	287,775

CHASE MANHATTAN BANK	552942	459,404

CHASE MANHATTAN BANK	569565	21,063

Chase Manhattan Bank	585405	3,067

Chase Manhattan Bank	585439	16,610

Chase Manhattan Bank	586528	20,556

CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	579,881

Clydesdale Nominees HGB0125	00694478	35,000

INVESTORS BANK AND TRUST CO.	428169	105,144

INVESTORS BANK AND TRUST CO.	555879	22,266

INVESTORS BANK AND TRUST CO.	573039	179,733

INVESTORS BANK AND TRUST CO.	583293	586,406

INVESTORS BANK AND TRUST CO.	585918	5,820

INVESTORS BANK AND TRUST CO.	586072	201,363

INVESTORS BANK AND TRUST CO.	588888	33,221

INVESTORS BANK AND TRUST CO.	590421	76,361

INVESTORS BANK AND TRUST CO.	592252	228,162

INVESTORS BANK AND TRUST CO.	911140	40,222

JPMORGAN CHASE BANK	540186	73,650

JPMORGAN CHASE BANK	555465	329,888

JPMorgan Chase Bank	BTC034IE	19,049

JPMorgan Chase Bank	BTC045IE	152,282

JPMorgan Chase Bank	BTGF04IE	150,956

JPMorgan Chase Bank	BTGF05IE	77,573

JPMorgan Chase Bank	BTGF06IE	56,732

JPMorgan Chase Bank	BTGF07IE	34,547

JPMorgan Chase Bank	BTK001IE	158,009

JPMorgan Chase Bank	BTS004IE	159,121

JPMorgan Chase Bank	BTS006IE	30,326

JPMorgan Chase Bank	BTS009IE	24,107

JPMorgan Chase Bank	BTS011IE	14,983

JPMorgan Chase Bank	BTS015IE	38,491

JPMorgan Chase Bank	BTS018IE	3,776

JPMorgan Chase Bank	BTS022IE	4,517

JPMorgan Chase Bank	BTS024IE	13,117

JPMorgan Chase Bank	BTS028IE	437,680

Mitsubishi Trust International	BNN018IE	7,449

Mitsubishi Trust International	BNN033IE	3,230

NORTHERN TRUST BANK - BGI SEPA	581610	96,314

NORTHERN TRUST BANK - BGI SEPA	584069	58,155

State Street	BNX012IE	32,136

State Street	BNX019IE	61,487

State Street	BNX021IE	475

STATE STREET BANK AND TRUST	713101	1,465,452

Sumitomo TB	BNN044IE	3,146

Sumitomo TB	BNN052IE	19,586

Swan Nominees Limited		5,700

ZEBAN NOMINEES LIMITED		329,319

	Total	43,216,570

5)	Number of shares/amount of stock acquired	6)	Percentage of issued class	7)	Number of shares/amount of stock disposed	8)	Percentage of issued class

	Not disclosed		Not disclosed		N/A		N/A

9)	Class of security	10)	Date of transaction

	Ordinary shares of 27.5p each		18 December 2002

11)	Date company informed	12)	Total holding following this notification

	27 December 2002, on receipt of a letter dated 19 December 2002		43,216,570 ordinary shares of 27.5p each

13)	Total percentage holding of issued class following this notification	14)	Any additional information

3.0012%

15)	Name of contact and telephone number for queries	16)	Name and signature of authorised company official responsible for making this notification

	Balbir Kelly 020 7569 4038		Jackie Fox Deputy Group Company Secretary Date of notification 30 December 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company	2)	Name of shareholder having a major interest

	Royal & Sun Alliance Insurance Group plc		Barclays plc

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

	Holding of the shareholder named in 2 above		Not disclosed

5)	Number of shares/amount of stock acquired	6)	Percentage of issued class

	N/A		N/A

7)	Number of shares/amount of stock disposed	8)	Percentage of issued class	9)	Class of security	10)	Date of transaction

	Not disclosed		Not disclosed		Ordinary shares of 27.5p each		23 December 2002

11)	Date company informed	12)	Total holding following this notification	13)	Total percentage holding of issued class following this notification	14)	Any additional information

	27 December 2002 on receipt of a letter dated 24 December 2002		Not disclosed		Not disclosed		Barclays plc no longer has a notifiable interest in the ordinary shares of Royal & Sun Alliance Insurance Group plc

15)	Name of contact and telephone number for queries	16)	Name and signature of authorised company official responsible for making this notification

	Balbir Kelly 020 7569 4038		Jackie Fox Deputy Group Company Secretary Date of notification 30 December 2002